2012 Second Quarter
Shareholder Report

May 2, 2012

Contents
MD&A
Our Business	2
Strategy and Objectives	6
Operating Results	7
Consolidated Operating Review
Segmented Operating Review
Financial Condition	13
Cash Flows	14
Liquidity and Capital Resources	15
Outlook	17
Financial Risk Management	17
Critical Accounting Estimates and Judgments	17
Accounting Policies and New Accounting Standards not yet Applied	18
Related Party Transactions	18
Internal Control over Financial Reporting	18
Risks and Uncertainties	19
Definition and Reconciliation of Non-GAAP Measures	19
Caution Regarding Forward-Looking Statements	21

Condensed Interim Consolidated Financial Statements	23

Notes to Condensed Interim Consolidated Financial Statements	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the three months and six months ended April 1, 2012 compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited condensed interim consolidated financial statements as at and for the three months and six months ended April 1, 2012, and the related notes, and with our MD&A for the year ended October 2, 2011 (2011 Annual MD&A). This MD&A is dated May 2, 2012. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) except for financial information pertaining to periods prior to fiscal 2011 and certain information discussed in the paragraph entitled “Non-GAAP Measures” in this MD&A. The unaudited condensed interim consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on May 2, 2012.

Additional information about Gildan, including our 2011 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Caution Regarding Forward-Looking Statements” notice on page 21.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

OUR BUSINESS

Overview

We are a marketer and global low-cost vertically-integrated manufacturer of quality branded basic apparel. We service customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. Gildan® is the leading brand of activewear for the printwear markets in the U.S. and Canada and the Company is continuing to grow its presence in Europe, Mexico and the Asia-Pacific region. We are also one of the world’s largest suppliers of athletic, casual and dress socks sold to a broad spectrum of retailers in the U.S. During the first quarter of fiscal 2012, the Company began managing and reporting its business as two operating segments, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is responsible for the operations and results of the segment’s business and has accountability for its financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear - The Printwear segment, headquartered in Barbados, designs, manufactures and distributes undecorated activewear products primarily to wholesale distributors and decorators in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel – The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes socks, underwear and activewear products primarily to U.S. retailers.

Our Products and Markets

Most of our products are made of 100% cotton or of blends of cotton and synthetic fibres. The majority of our products are characterized by low-fashion risk compared to other apparel categories because these

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MANAGEMENT’S DISCUSSION AND ANALYSIS

products are basic, frequently replenished, and since logos and designs for products sold in the printwear market are not imprinted or embroidered by Gildan. The vast majority of our product styles continue from year to year and any variations to products are usually limited to colour assortment, fabric weight, blends and enhancements, with limited design changes.

Printwear Segment
The products sold through our Printwear segment consist of undecorated or “blank” T-shirts, fleece and sport shirts marketed primarily under our industry leading Gildan® brand. These activewear products are sold in large quantities to wholesale distributors, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We also provide undecorated products to large branded apparel companies and retailers that sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributor customers.

Branded Apparel Segment
The majority of our Branded Apparel segment sales consist of a variety of styles of socks, sold primarily under various company-owned and licensed brands to U.S. retailers. Effective April 15, 2011, the Company acquired Gold Toe Moretz Holdings Corp. (Gold Toe Moretz), a leading supplier of high-quality branded athletic, casual and dress socks for U.S. retailers. Consequently, the Company’s brand portfolio includes the core Gold Toe® brand, which has high consumer brand recognition in national chains, department stores, and price clubs; the SilverToe® brand for a national chain; the GT® brand which we believe has further potential for development in the mass-market; the PowerSox® athletic performance brand which is mainly distributed through sports specialty retailers and national chains; the Auro® dress and casual brand for the mass-market; and, All Pro®, an athletic sock brand for the mass-market. We also have contractual licensing relationships with Under Armour® and New Balance® as the exclusive U.S. sock licensee for these brands. We are increasingly focused on developing the Gildan® brand within the retail channel. We are also pursuing a strategy to grow our sales of underwear and activewear products in the U.S. retail market, particularly under our company-owned brands.

Our Operations

Manufacturing Operations
We have developed two main manufacturing hubs in Central America and the Caribbean Basin where we have built modern textile manufacturing facilities for the production of activewear and underwear fabric, as well as sock manufacturing facilities. We also operate sewing facilities which support the fabric production from our textile facilities. The Company also owns a vertically-integrated manufacturing facility for the production of activewear in Bangladesh, which was acquired in fiscal 2010 as an initial step towards the potential establishment of a manufacturing hub to support our growth in targeted markets in Asia and Europe.

Central American manufacturing hub
Our largest manufacturing hub is based in Honduras and includes three vertically-integrated textile facilities (Rio Nance 1, Rio Nance 2 and Rio Nance 5). Our newest and largest facility, Rio Nance 5 commenced operations at the end of fiscal 2011. During fiscal 2012, the Company plans to accelerate the production ramp-up of Rio Nance 5, which is expected to be the most cost efficient of our manufacturing facilities once it is fully ramped up, and stop production at its Rio Nance 1 facility. The closure of Rio Nance 1 is expected to be temporary as the Company is now proceeding with plans to modernize the facility while it is closed in order to improve manufacturing cost efficiency. The textiles produced at the Rio Nance complex are sewn in our sewing facilities in Honduras and Nicaragua. At the same complex, we have also constructed and operate two integrated sock manufacturing facilities (Rio Nance 3 and Rio Nance 4). Rio Nance 4 is our most recent sock facility which began production in April 2010 and is expected to support future sales

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MANAGEMENT’S DISCUSSION AND ANALYSIS

growth in the sock category, provide the opportunity to consolidate some of the third-party sourced products sold by Gold Toe Moretz and position us to reduce our sock manufacturing costs.

Caribbean Basin manufacturing hub
Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic.

Sourcing Operations
The acquisition of Gold Toe Moretz significantly expands our sourcing capabilities. Gold Toe Moretz has long-standing product sourcing network relationships and expertise which complement Gildan’s large scale, vertically-integrated manufacturing. The majority of the Gold Toe Moretz products are currently sourced from third-party suppliers, primarily in Asia. Gold Toe Moretz operates sourcing offices in Asia to facilitate sourcing decisions and supply chain management. Gildan is exploring opportunities to utilize Gold Toe Moretz’s sourcing network to introduce new products within its existing channels of distribution.

Yarn-Spinning
We source our yarn requirements primarily from the U.S., from third-party yarn suppliers with whom we have supply agreements, as well as from our joint venture, CanAm Yarns, LLC (CanAm), which operates yarn-spinning facilities in Georgia and North Carolina, U.S.

Sales, Marketing and Distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics for each of their respective operating segments.

Printwear Segment
Our sales and marketing office which services our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the Printwear markets primarily out of our distribution centre in Eden, North Carolina. We also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets.

Branded Apparel Segment
Our primary sales and marketing office which services consumer apparel for retailers is located in Charleston, South Carolina at the same location as our primary distribution centre which services our retail customers. With the acquisition of Gold Toe Moretz, we also service some of our retail customers from retail distribution facilities in North Carolina, some of which are in the process of being consolidated and transitioned to the Charleston distribution centre. We also operate 32 Gold Toe retail stores located in outlet malls throughout the United States.

Employees and Corporate Office
We currently employ approximately 30,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

Competitive Environment

The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs which allows us to increase the efficiency of our operations and reduce costs, and to offer competitive pricing, consistent product quality, and a reliable supply chain which efficiently services replenishment programs with short production/delivery cycle times. Continued innovations in our manufacturing process have allowed us to ensure colour/shade consistency and high performance of our activewear garments. In

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MANAGEMENT’S DISCUSSION AND ANALYSIS

addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations allow Gildan to deliver enhanced product features for its sock products. These innovations have resulted in further improving the value proposition of both our activewear and sock products to our customers. The acquisition of Gold Toe Moretz complements Gildan’s competitive strengths with enhanced brand management experience and expertise, as well as merchandising, technical innovation, design and sourcing capabilities. Our commitment to leading environmental and social responsibility practices is also an increasingly important factor for our customers.

Printwear Segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. and Russell Corporation (Russell), subsidiaries of Berkshire Hathaway Inc. (Berkshire), Hanesbrands Inc., and smaller U.S.-based manufacturers, including Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. The competitive landscape in our target European printwear market is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

Branded Apparel Segment
Competitors in the retail channel include Hanesbrands Inc. and Berkshire’s subsidiaries, Fruit of the Loom Inc. and Russell. In addition, our company-owned and licensed sock brands compete with companies such as Renfro Corporation who manufacture and source socks for owned and licensed brands, as well as brands from well-established U.S. fashion apparel and athletic companies, which primarily source their products from Asia.

Economic Environment and Business Outlook

Following the decline in demand in the U.S. distributor channel since the third quarter of fiscal 2011, unit shipments by U.S. distributors to U.S. screenprinters were up 4.9% during the second quarter of fiscal 2012, as reported by the CREST report. Although the positive momentum in demand is encouraging, overall market conditions remain uncertain and there can be no assurance that improved demand trends will continue.

During fiscal 2012, the apparel industry is continuing to manage through the impact of a unique transition from rapid inflation in cotton costs to rapid deflation. Inflation in cotton costs began in the latter part of fiscal 2010, peaked to new historical highs in the first half of fiscal 2011 and subsequently declined rapidly in the second half of fiscal 2011. Due to a combination of factors, including the cotton cost deflation, the commencement of short-term promotional discounting in the U.S. wholesale distributor channel, significant destocking in the first quarter of fiscal 2012 by U.S. distributors anticipating selling price reductions from suppliers, as well as weaker market conditions, Gildan implemented gross selling price reductions in this channel during the first quarter of fiscal 2012. In addition, in the first quarter of fiscal 2012, Gildan applied the benefit of the price reduction to existing distributor inventories by granting a distributor inventory devaluation discount of approximately $19 million. The decrease in industry selling prices for activewear has occurred before industry suppliers have finished consuming inventories produced with high cost cotton, which has had a significant negative impact on activewear margins in the first half of fiscal 2012.  Industry profitability has also been impacted by apparel manufacturers temporarily reducing production levels in order to manage inventory levels, in part due to weaker demand and inventory destocking by distributors in the beginning of the year.

Following the significant destocking and selling price decreases in the first quarter of the fiscal year, U.S. distributors rebuilt inventories to more normal levels in the second quarter of fiscal 2012. We believe that lower selling prices have also helped to stimulate demand in the second quarter of fiscal 2012. Although we are assuming selling prices for the Printwear business for the balance of the fiscal year will be slightly lower than in the second quarter, there can be no assurance that selling price competition will not be more severe than projected.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Weak macro economic conditions have also affected the retail market, where retailers are carefully managing inventory levels. However, we are projecting to maintain selling price increases in the retail channel which we implemented mainly towards the end of fiscal 2011, as Gildan’s selling price increases to retailers did not reflect the full pass-through of high-cost cotton.

A discussion of management’s expectations as to our outlook for fiscal 2012 is contained in our second quarter earnings results press release dated May 3, 2012 under the section entitled “Sales and Earnings Outlook”.

STRATEGY AND OBJECTIVES

Our growth strategy comprises the following initiatives:

1.	Maximize screenprint market penetration and opportunities
While we have achieved a leadership position in the printwear distributor channels in the U.S. and in Canada, we continue to pursue further growth opportunities in the North American printwear market as we expand our production capacity. The introduction of new products such as softer T-shirts and sport shirts and new styles tailored for women could enable us to further increase our market share by servicing certain niches of the screenprint channel in which we previously did not participate.

We intend to continue to expand our presence in international printwear markets, specifically Europe, Mexico and the Asia-Pacific region, and we also plan to continue to grow our sales to large branded apparel companies and retailers that sell imprinted activewear and are currently not serviced by our existing U.S. wholesale distributors. We are continuing to expand our integrated manufacturing hubs in Central America to support our projected growth, and allocate more capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. In addition, the acquisition of our first vertically-integrated facility for the manufacture of ring-spun T-shirts in Bangladesh during fiscal 2010, combined with the potential development over time of a vertically-integrated manufacturing hub in Bangladesh, is intended to support our strategy to grow our international business in Asia and Europe.

2.	Continue penetration of retail market as full-line supplier of branded family apparel
We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to further penetrate the U.S. retail channel. As in the printwear market, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with our commitment to corporate social responsibility and environmental sustainability. We are a leading supplier of socks in the U.S. mass-market retail channel. We intend to continue to build our market share position in socks and leverage our retail relationships to gain penetration in sales of activewear and underwear.

Within the mass-market retail channel, we have positioned the Company as a strategic supplier of products sold under selective national retailers’ brands. We also sell our products in the retail channel under the Gildan® brand and, more recently, we have significantly expanded our brand portfolio and distribution in the retail channel with the Gold Toe Moretz acquisition, as described under the section entitled “Our Products and Markets”. We are increasingly focusing on the steady development of our company-owned and exclusively licensed brands, including the sale of products with the Gildan® label to retailers. We intend to leverage Gildan’s manufacturing scale and expertise to support the further development of Gold Toe Moretz’s owned and licensed brands to create further sales growth opportunities in socks and other retail product categories, and leverage Gold Toe Moretz’s brand management expertise to further the development of the Gildan® brand.

3.	Continue to generate manufacturing and distribution cost reductions
We continuously seek to improve our manufacturing and distribution processes and cost structure by developing and investing in projects for cost-reduction, as well as for further product quality enhancement. We continue to execute our plans to reduce our reliance on high-cost fossil fuels and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to environmental sustainability. The acquisition of Gold Toe Moretz also creates the potential to achieve cost synergies by combining the operations of both companies and integrating certain high-volume products supplied by Gold Toe Moretz into Gildan’s vertically-integrated sock manufacturing in Honduras.

4.	Reinvest cash flow
We will continue to evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, as well as our dividend requirements, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of our 2011 Annual MD&A, as subsequently updated in our first quarter MD&A of fiscal 2012.

OPERATING RESULTS

Recent Developments

On May 2, 2012, the Company entered into a definitive agreement to acquire 100% of the common shares of Anvil Holdings, Inc. (Anvil) for a total purchase price of approximately $88 million. The Company will not assume any of Anvil’s outstanding debt. The acquisition will be financed by the utilization of the Company’s revolving long-term bank credit facility. Anvil is a supplier of high-quality basic T-shirts and sport shirts for the printwear market. Anvil has positioned itself as a supplier of high-value branded niche products within the U.S. distributor channel, including products such as Anvil Organic®, Anvil Recycled® and Anvil Sustainable®, and has also increasingly established itself as a strategic supplier of basic apparel products which meet rigorous quality and social compliance criteria for major non-retailer brands. The acquisition is subject to customary closing conditions and is expected to close by the end of May 2012.

The Company will account for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of Anvil will be consolidated with those of the Company from the date of acquisition. The Company has not yet completed the allocation of the purchase price to the identifiable net assets acquired.

Non-GAAP Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness, and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS, for the six most recently completed quarters. Prior to the adoption of IFRS, our consolidated financial data was prepared in accordance with previous Canadian GAAP. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts)	2012 (IFRS)		2011 (IFRS)				2010 (Canadian GAAP)
	Q2(1)	Q1(1)	Q4(1)	Q3(1)	Q2	Q1	Q4	Q3
Net sales	482.6	303.8	481.6	529.7	383.2	331.2	368.9	395.3
Net earnings (loss)	26.9	(46.1)	48.5	88.1	61.7	35.9	56.8	64.7
Net earnings (loss) per share
Basic EPS(2)	0.22	(0.38)	0.40	0.72	0.51	0.30	0.47	0.53
Diluted EPS(2)	0.22	(0.38)	0.40	0.72	0.50	0.29	0.47	0.53
Total assets	1,854.5	1,806.8	1,858.5	1,857.3	1,433.7	1,359.8	1,327.5	1,272.4
Total long-term financial liabilities	333.0	305.0	209.0	252.0	-	-	-	0.1
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,518	121,434	121,548	121,649	121,515	121,394	121,334	121,264
Diluted	121,985	121,434	122,143	122,506	122,273	122,161	122,141	122,098
(1) Reflects the acquisition of Gold Toe Moretz from April 16, 2011
(2) Quarterly EPS may not add to year-to-date EPS due to rounding
Certain minor rounding variances exist between the financial statements and this summary.

Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. The first quarter of the fiscal year is traditionally the Company’s lowest sales quarter due to low seasonal demand for T-shirts. Demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season.

Historically, we have typically operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the year. During fiscal 2010, due to a temporary disruption in production resulting from the Haiti earthquake, the Company was capacity constrained and was only able to rebuild T-shirt inventories to more optimal levels in the latter part of fiscal 2011. In the first quarter of fiscal 2012, significant distributor inventory destocking and a special distributor inventory devaluation discount of approximately $19 million had a significant negative impact on the Company’s net sales and earnings for the quarter. During the first quarter of fiscal 2012, the Company also extended its normal holiday production downtime in December, in order to manage inventory levels, which resulted in a charge to cost of sales of approximately $9 million during the quarter.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation

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MANAGEMENT’S DISCUSSION AND ANALYSIS

on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

As noted under the section entitled “Economic Environment and Business Outlook”, the Company has been consuming inventory manufactured with cotton purchased at historically high levels of cotton prices since the fourth quarter of fiscal 2011 and will continue to do so until the early part of its third quarter of fiscal 2012. Consequently, gross margins have been negatively impacted during this period relative to historical levels due to the misalignment of industry selling prices and the cost of cotton in inventories being consumed.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may also result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results.

Our reported amounts for sales, selling, general and administrative expenses, and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial Risk Management” section of the 2011 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

Consolidated Operating Review

(in $ millions, except per share amounts)	Q2 2012	Q2 2011	Variation	YTD 2012	YTD 2011	Variation

Net sales	482.6	383.2	99.4	786.4	714.4	72.0
Cost of sales	396.5	274.4	122.1	693.9	524.1	169.8

Gross profit	86.1	108.8	(22.7)	92.5	190.3	(97.8)

Selling, general and administrative expenses	53.9	47.3	6.6	104.8	88.8	16.0
Restructuring and acquisition-related costs	1.6	3.7	(2.1)	1.9	4.4	(2.5)

Operating income (loss)	30.6	57.8	(27.2)	(14.2)	97.1	(111.3)

Financial expenses, net	2.9	0.7	2.2	4.9	3.3	1.6
Equity (earnings) loss in investment in
joint venture	0.2	0.7	(0.5)	-	0.6	(0.6)

Earnings (loss) before income taxes	27.5	56.4	(28.9)	(19.1)	93.2	(112.3)
Income tax expense (recovery)	0.5	(5.2)	5.7	0.1	(4.3)	4.4

Net earnings (loss)	27.0	61.6	(34.6)	(19.2)	97.5	(116.7)

Earnings (loss) per share:
Basic EPS	0.22	0.51	(0.29)	(0.16)	0.80	(0.96)
Diluted EPS	0.22	0.50	(0.28)	(0.16)	0.80	(0.96)
Adjusted earnings (loss) per share - Diluted (1)	0.23	0.53	(0.30)	(0.15)	0.83	(0.98)
(1) See "Definition and Reconciliation of Non-GAAP Measures" in this interim MD&A
Certain minor rounding variances exist between the financial statements and this summary.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Sales
Consolidated net sales in the second quarter of fiscal 2012, amounted to $482.6 million, up $99.4 million, or 25.9% from $383.2 million in the second quarter of fiscal 2011. Printwear segment sales were $360.9 million, up $37.3 million, or 11.5% from $323.6 million last year, and Branded Apparel segment sales increased to $121.6 million, compared to sales of $59.6 million last year. The increase in consolidated net sales was primarily attributable to the Gold Toe Moretz acquisition and higher unit volume sales from our printwear segment.

Consolidated net sales for the second quarter of fiscal 2012 were generally in line with the Company’s guidance of projected net sales of close to $500 million provided on February 8, 2012, as higher than anticipated industry demand from U.S. screenprinters was offset by lower than anticipated sales volumes to other U.S. screenprint markets.

Consolidated net sales for the first six months of fiscal 2012 were $786.4 million, up $72.0 million from $714.4 million.  Printwear segment sales for the first six months of fiscal 2012 amounted to $508.1 million, down $65.5 million, or 11.4% compared to $573.6 million in the same period last year. Branded Apparel segment sales for the six months ended April 1, 2012 totaled $278.3 million, up $137.4 million, or 97.5% compared to the first six months of fiscal 2011. The decrease in consolidated net sales for the first six months of fiscal 2012 was due to the sales decline in the Printwear segment during the first quarter of fiscal 2012 compared to last year which more than offset higher sales from the Branded Apparel segment primarily due to the Gold Toe Moretz acquisition.

Gross Profit
Consolidated gross profit for the second quarter of fiscal 2012 of $86.1 million decreased $22.7 million from consolidated gross profit of $108.8 million during the second quarter of fiscal 2011. As a percentage of sales, gross profit for the second quarter of fiscal 2012 was 17.8%, down from 28.4% in the second quarter of fiscal 2011. The decline in gross margins was due to the significant negative impact of higher cotton and other input costs, partially offset by favourable manufacturing efficiencies, higher selling prices, and favourable product-mix for Branded Apparel. Consolidated gross profit for the first six months of fiscal 2012 of $92.4 million, or 11.8% of sales decreased significantly from consolidated gross profit of $190.3 million or 26.6% of sales in the same period last year. The decline in gross profit margins was mainly due to significantly higher cotton and other input costs in the first half of fiscal 2012 and negative factors affecting the Printwear business in the first quarter of fiscal 2012, including a special distributor inventory devaluation discount of approximately $19 million and $9 million in extended holiday manufacturing shutdown costs. In addition, the impact of the non-replenishment of inventories by distributors during the first quarter of fiscal 2012 negatively impacted gross margins as a percentage of sales because promotional discounts in the quarter were largely based on distributor shipments of Gildan products to screenprinters, which were higher than Gildan’s replenishment sales into the distributor channel. The negative effect of these factors was partially offset by the impact of the Gold Toe Moretz acquisition, favourable manufacturing efficiencies and higher selling prices from the Branded Apparel segment.

Gross profit margins in the second half of the fiscal year are expected to improve sequentially as the Company begins to consume in its cost of sales inventory produced with lower cost cotton.

Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses in the second quarter of fiscal 2012 were $53.9 million, or 11.2% of net sales, up $6.6 million compared to $47.3 million, or 12.3% of net sales, in the second quarter of fiscal 2011. For the first six months of fiscal 2012, SG&A expenses were $104.8 million, or 13.3% of net sales, up $16.0 million compared to $88.8 million, or 12.4% of net sales in the same period last year. The increase in SG&A expenses in the second quarter and for the first six months of fiscal 2012 was due to the impact of the acquisition of Gold Toe Moretz. Excluding the impact of Gold Toe Moretz, SG&A expenses declined due to lower variable compensation expenses, the non-recurrence of a prior year loss on the sale of fixed assets and SG&A expense reductions in Branded Apparel. Excluding the prior year loss on the sale of fixed assets, SG&A expenses as a percentage of sales in the second quarter of fiscal 2012 improved slightly compared to the second quarter of fiscal 2011. SG&A expenses as a

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MANAGEMENT’S DISCUSSION AND ANALYSIS

percentage of net sales for the first six months of fiscal 2012 were higher compared to last year primarily as a result of the decline in Printwear segment sales in the first quarter of the current year.

Restructuring and Acquisition-Related Costs
Restructuring and acquisition-related costs for the three months and six months ended April 1, 2012 were $1.6 million and $1.9 million, respectively, compared to $3.7 million and $4.4 million for the same respective periods last year. During the first half of fiscal 2012, the Company incurred employee termination costs of approximately $1.4 million related to the integration of the Gold Toe Moretz business into our Branded Apparel headquarters and retail distribution facilities in Charleston, South Carolina, as well as acquisition-related transaction costs of $0.5 million related to the acquisition of Anvil. For the first half of fiscal 2011, restructuring and acquisition-related costs of $4.4 million were mainly related to the consolidation of our retail distribution centres to Charleston, South Carolina, and the closure of our U.S. sock knitting operations in Fort Payne, Alabama.

Operating Income
During the second quarter of fiscal 2012, the Company reported consolidated operating income of $30.5 million, down $27.4 million compared to operating income of $57.9 million in the second quarter of last year.  The decline in consolidated operating income in the second quarter of fiscal 2012 was mainly due to lower operating income from the Printwear segment partially offset by improved operating income performance from the Branded Apparel segment. For the first six months of fiscal 2012, the Company reported an operating loss of $14.2 million compared to operating income of $97.2 million in the same period last year due mainly to the results from the Printwear business.

Financial Expenses, net
Net financial expense includes interest expense, net of interest income, and bank and other financial charges, as well as foreign exchange gains and losses and derivative gains and losses on financial instruments not designated for hedge accounting. Net financial expense amounted to $2.9 million in the second quarter and $4.9 million in the first six months of fiscal 2012, compared to $0.7 million and $3.3 million, respectively in the same periods last year. The increase in net financial expense for the quarter and first half of fiscal 2012 compared to the same periods last year was primarily due to higher interest expense due to increased borrowings from the Company’s revolving long-term credit facility and the amortization of credit facility fees, partially offset by the non-recurrence of derivative losses.

Income Taxes
We recorded income tax expense of $0.5 million in the second quarter and approximately $0.1 million in the first six months of fiscal 2012 compared to income tax recoveries of $5.2 million and $4.3 million for the same respective periods in fiscal 2011. The income tax recoveries for fiscal 2011 related to the recognition of tax losses incurred in higher rate tax jurisdictions.

Net Earnings / Loss
Net earnings for the second quarter of fiscal 2012 were $26.9 million, or $0.22 per share on a diluted basis, compared to net earnings of $61.7 million or $0.50 per share on a diluted basis in the second quarter of fiscal 2011. Excluding the impact of restructuring and acquisition-related costs, adjusted net earnings for the second quarter of fiscal 2012 were $27.8 million, or $0.23 per share compared to adjusted net earnings of $64.6 million, or $0.53 per share for the same period last year. The decline in net earnings and EPS compared to last year was due to significantly higher cotton and other input costs and higher income taxes. The higher cotton costs negatively impacted EPS in the second quarter by close to $0.70 per share compared to the second quarter of last year. The negative impact of higher cotton and other input costs and income taxes was partially offset by higher printwear sales volumes, the benefit of selling price increases to U.S. retail customers which were implemented in the fourth quarter of fiscal 2011, more favourable product-mix, additional manufacturing efficiencies, reduced SG&A expenses excluding Gold Toe Moretz, and the accretive impact of the acquisition of Gold Toe Moretz.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings for the second quarter of fiscal 2012 were slightly above the Company’s projected net earnings for the second quarter of fiscal 2012 of approximately $0.20 per share which was provided on February 8, 2012.

The Company incurred a net loss of $19.2 million, or $0.16 per share on a diluted basis for the first six months of fiscal 2012, compared to net earnings of $97.6 million or $0.80 per share for the same period last year. Before restructuring and acquisition-related costs, the Company reported an adjusted net loss of $18.0 million, or $0.15 per share for the first half of fiscal 2012 compared to adjusted net earnings of $101.2 million, or $0.83 per share on a diluted basis for the same period last year. The decline in the Company’s results compared to last year was due to the impact of significantly higher cotton and other input costs in the first half of fiscal 2012 which was not recovered in higher selling prices, and lower unit sales volumes for Printwear, higher income taxes and financial expenses. These unfavourable variances compared to last year were partially offset by improved manufacturing efficiencies, lower SG&A expenses excluding Gold Toe Moretz, and the accretive impact of the acquisition of Gold Toe Moretz.

Segmented Operating Review

(in $ millions)	Q2 2012	Q2 2011	Variation	YTD 2012	YTD 2011	Variation

Segment net sales:
Printwear	360.9	323.6	37.3	508.1	573.5	(65.4)
Branded Apparel	121.7	59.6	62.1	278.3	140.9	137.4
Total net sales	482.6	383.2	99.4	786.4	714.4	72.0

Segment operating income (loss):
Printwear	50.1	89.2	(39.1)	19.3	152.0	(132.7)
Branded Apparel	1.1	(5.9)	7.0	3.6	(12.6)	16.2
Total segment operating income (loss)	51.2	83.3	(32.1)	22.9	139.4	(116.5)
Corporate and other(1)	(20.7)	(25.4)	4.7	(37.1)	(42.2)	5.1
Total operating income (loss)	30.5	57.9	(27.4)	(14.2)	97.2	(111.4)
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets
Certain minor rounding variances exist between the financial statements and this summary.

Printwear

Net Sales
Printwear segment net sales in the second quarter of fiscal 2012 amounted to $360.9 million, up 11.5% from $323.6 million in the second quarter of fiscal 2011. The increase in Printwear segment sales in the quarter was due to higher unit sales volumes, as U.S. distributors rebuilt inventories to more normal levels after destocking in the first quarter of the fiscal year in anticipation of the selling price decrease announced in December 2011, combined with an increase in industry demand by U.S. screenprinters of 4.9%, as reported in the CREST report produced by Capstone Research, Inc., and market share gains in the U.S. distributor and international printwear markets.

In the second quarter of fiscal 2012, our overall leading market share according to CREST data was 63.0% in the U.S. wholesale distributor channel, up from 61.4% in the first quarter of fiscal 2012 and 62.0% in the same quarter last year. Unit shipments of Gildan products from U.S. distributors to U.S. screenprinters increased 6.5% compared to the 4.9% rise in overall industry demand.

The increase in international printwear sales in the second quarter of fiscal 2012 compared to last year was due to higher unit volume sales growth in all markets, particularly in Europe and Mexico.

Printwear segment net sales in the first six months of fiscal 2012 amounted to $508.1 million, down 11.4% from $573.6 million in same period of fiscal 2011. The decline was due primarily to the negative impact of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

significant distributor inventory destocking and a decrease in demand in the U.S. distributor channel in the first quarter of fiscal 2012, which was not fully offset by the replenishment of inventories by U.S. distributors and the recovery in demand in the second quarter this year, as well as higher sales from international markets.

Operating Income / Loss
The Printwear segment reported operating income of $50.1 million for second quarter of fiscal 2012 compared to operating income of $89.2 million in the second quarter of fiscal 2011. The decline was due to higher cotton and other input costs compared to last year partially offset by higher unit volume sales and manufacturing efficiencies. For the first six months of fiscal 2012, the Printwear segment reported operating income of $19.3 million, significantly down from $152.0 million in the same period last year. The operating income decline was due to the impact of higher cotton and other input costs in the first half of fiscal 2012, which was not recovered in higher selling prices, reduced unit sales volumes of activewear primarily due to distributor inventory destocking in the first quarter of the year, combined with a special distributor inventory devaluation discount of approximately $19 million and the impact of extended holiday manufacturing shutdown costs of approximately $9 million incurred in the first quarter of fiscal 2012, partially offset by manufacturing efficiencies.

Branded Apparel

Net Sales
Branded Apparel segment net sales were $121.6 million and $278.3 million for the three months and six months ended April 1, 2012, up 104.2% and 97.5% compared to the same respective periods of fiscal 2011. The growth in Branded Apparel segment sales compared to last year was due to the Gold Toe Moretz acquisition together with higher net selling prices, partially offset by the continuation of weaker retail market conditions and inventory destocking by retailers.

Operating Income / Loss
The Branded Apparel segment reported operating income of $1.1 million in the second quarter and $3.6 million in the first six months of fiscal 2012 compared to an operating loss of $5.9 million and $12.6 million in the same respective periods last year. The improvement in operating performance compared to last year was primarily attributable to the accretion from the acquisition of Gold Toe Moretz, higher net selling prices, the non-recurrence of start-up inefficiencies in the Company’s new U.S. distribution centre incurred in the first half of last year and improved manufacturing efficiencies due to the transition of sock manufacturing to Honduras. These positive factors more than offset the significant increase in cotton and other input costs.

FINANCIAL CONDITION

Trade accounts receivable of $239.3 million as at April 1, 2012 increased by $47.7 million compared to $191.6 million at the end of fiscal 2011. The increase was due primarily to the impact of a full year’s accrual for annual sales discounts being included in trade accounts receivable at the end of fiscal 2011, which was partially offset by the impact of amounts included in trade accounts receivable at the end of fiscal 2011 for seasonal fleece programs that were invoiced with extended payment terms.

Inventories of $573.3 million were up $5.0 million from $568.3 million at the end of fiscal 2011. The increase from the end of fiscal 2011 was mainly due to a seasonal increase in activewear inventory levels, as we build T-shirt inventory levels in the first half of the fiscal year in advance of the peak summer seasonal demand for T-shirts, partially offset by a decrease in sock inventory levels, lower work in process inventories, and lower average unit costs due to significantly lower cotton costs.

Property, plant and equipment, which are net of accumulated depreciation, including asset impairment losses, amounted to $555.1 million as at April 1, 2012, compared to $550.3 million as at October 2, 2011. The increase of $4.8 million reflects net capital additions of $40.9 million offset by depreciation of $36.1 million. Capital additions included expenditures primarily for our Rio Nance 5 textile facility and our biomass energy projects in Honduras.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software, and amounted to $257.6 million as at April 1, 2012 compared to $261.7 million at the end of fiscal 2011. The decrease reflects amortization of $8.4 million, partially offset by $4.4 million related to expenditures for the acquisition of the rights to the Gold Toe® trademark in Canada and computer software.

Total assets were $1,854.5 million as at April 1, 2012, compared to $1,858.5 million at the end of fiscal 2011. Working capital was $669.5 million as at April 1, 2012 compared to $577.7 million as at October 2, 2011. The current ratio at the end of the second quarter of fiscal 2012 was 4.2 compared to 2.9 at the end of fiscal 2011.

Accounts payable and accrued liabilities amounted to $206.8 million as at April 1, 2012 compared to $298.0 million at the end of fiscal 2011. The $91.2 million decrease from the end of fiscal 2011 was mainly due to the impact of lower cotton costs, as well as lower accruals for variable compensation expenses.

CASH FLOWS

Cash flows from operating activities in the second quarter of fiscal 2012 were $3.0 million compared to cash outflows of $7.1 million for the second quarter of last year. For the first six months of fiscal 2012, cash flows used in operating activities were $109.4 million compared to cash flows from operating activities of $10.9 million last year. The decrease in cash flows from operating activities for the six months ended April 1, 2012 was due primarily to the net loss for the first half of fiscal 2012. Net increases in non-cash working capital balances impacted operating cash flows by $134.2 million, which was comparable with the non-cash working capital increases of $125.6 million in the first half of fiscal 2011. During the first half of fiscal 2011, increases in non-cash working capital related mainly to seasonal increases in T-shirt inventory levels combined with the impact of rising cotton costs, and a seasonal increase in trade accounts receivable. For the first half of fiscal 2012, as noted under the “Financial Condition” section of this MD&A, increases in non-cash working capital included the impact of seasonal increases in trade accounts receivable and T-shirt inventory levels, but increases in inventory levels were largely offset by the significant decrease in cotton costs in inventory during the first half of the year. The impact of lower cotton costs on yarn purchases during fiscal 2012 has also resulted in a significant decrease in accounts payable and accrued liabilities.

Cash flows used in investing activities were $23.4 million for the second quarter of fiscal 2012 and $46.9 million for the first six months of fiscal 2012 compared to $24.8 million and $64 million for the same periods last year. The lower year-over-year cash outflows were primarily attributable to lower capital spending during the first half of fiscal 2012, partially offset by the proceeds on the disposal of the corporate aircraft in the second quarter of fiscal 2011.

We incurred negative free cash flow of $20.4 million in the second quarter of fiscal 2012, and negative free cash flow of $156.3 million in the first six months of fiscal 2012 compared to negative free cash flow of $31.9 million and $53.1 million for the same periods last year. The year-over-year increase in negative free cash flow of $103.2 million for the first six months of fiscal 2012 reflects the cash outflow from operating activities, as noted above, partially offset by lower capital spending. Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See the heading entitled “Free Cash Flow” under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A.

Cash flows from financing activities amounted to $9.7 million in the second quarter of fiscal 2012 and $106.0 million for the first six months of fiscal 2012 compared to cash flows used in financing activities of $25.8 million and $24.8 million for the same periods last year. During the first six months of fiscal 2012, funds were drawn on our revolving long-term credit facility to finance the cash outflows for operations and capital expenditures as noted above. During the first half of fiscal 2011, the Company used cash balances to finance capital expenditure requirements, and subsequently utilized its revolving long-term credit facility in the third quarter of fiscal 2011 to finance the acquisition of Gold Toe Moretz. The Company also paid an

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MANAGEMENT’S DISCUSSION AND ANALYSIS

aggregate of $18.4 million of dividends during the second quarter of fiscal 2012 which represented the dividends that had been declared in December 2011 and February 2012. During the first half of fiscal 2011, the Company had only paid one quarterly dividend due to the timing of the Company’s initiation of its quarterly dividend in fiscal 2011.

LIQUIDITY AND CAPITAL RESOURCES

We have a committed revolving long-term credit facility of up to $800 million, on an unsecured basis, which matures in June 2016. Total indebtedness as at April 1, 2012 was $333.0 million compared to $209.0 million as at October 2, 2011. We ended the quarter with net indebtedness of $301.5 million, compared to net indebtedness of $127.0 million as at the end of fiscal 2011, with the increase being primarily due to funds drawn on our revolving long-term credit facility to finance the seasonal increases in working capital requirements and the projected net loss for the first half of fiscal 2012, as well as planned capital expenditures and dividend payments. An amount of $3.9 million has been committed against this facility to cover various letters of credit as at April 1, 2012. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this MD&A.

Gildan is currently projecting capital expenditures of approximately $100 million for fiscal 2012, including expenditures for the ramp-up of the Rio Nance 5 textile facility, and our ongoing cost reduction initiatives including expenditures for our biomass alternative energy projects in Honduras. The Company also expects to use cash in fiscal 2012 to fund the acquisition of Anvil as described in the “Recent Developments” section of this MD&A, as well as to fund dividend payments.

As disclosed in note 10 to the unaudited condensed interim consolidated financial statements, the Company is required to comply with certain covenants including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the facility provides that this limit may be exceeded in the short term under certain circumstances. EBITDA is defined under the facility as net earnings before interest, income taxes, depreciation and amortization, with adjustments for certain non-recurring items. Based on EBITDA for the trailing twelve months ended April 1, 2012, the borrowing limit under the revolving long-term credit facility as at April 1, 2012 was approximately $620 million. Upon the closing of the acquisition of Anvil, the trailing twelve months net debt to EBITDA ratio covenant would be increased from 3.0:1 to 3.5:1 for the balance of the Company’s 2012 fiscal year. In addition, the Company would be permitted to include the historical EBITDA of Anvil in the calculation of EBITDA for the trailing twelve months.

We expect to generate significant free cash flow during the second half of fiscal 2012 as a result of higher seasonal sales and improving gross profit margins as the Company begins to consume in its cost of sales inventory produced with lower cost cotton. Cash flows from operating activities and the unutilized financing capacity under our revolving long-term credit facility are expected to continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy.

Off-Balance Sheet Arrangements and Contractual Obligations

All commitments have been reflected in our consolidated statements of financial position except for operating leases and other purchase obligations, which are included in the table of contractual obligations that follows. As disclosed in note 14 to our 2011 audited annual consolidated financial statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at April 1, 2012, the maximum potential liability under these guarantees

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MANAGEMENT’S DISCUSSION AND ANALYSIS

was $13.3 million, of which $5.1 million was for surety bonds and $8.2 million was for corporate guarantees and standby letters of credit.

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our significant contractual obligations by period for the following items as at April 1, 2012, excluding derivative financial instruments and future interest payments:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years
Long-term debt	333.0	-	-	333.0	-
Purchase obligations	80.8	80.8	-	-	-
Operating leases and other obligations	61.9	9.1	36.3	8.9	7.6
Total contractual obligations	475.7	89.9	36.3	341.9	7.6

Derivative Instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for speculative purposes. During the six months ended April 1, 2012, the Company entered into forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar. For the six months ended April 1, 2012, there were no significant changes since the end of fiscal 2011 in derivative financial instruments outstanding.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL). As at April 30, 2012 there were 121,524,556 common shares issued and outstanding along with 1,127,490 stock options and 836,423 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Declaration of Dividends

The Company paid dividends of $18.5 million during the six months ended April 1, 2012. On May 2, 2012, the Board of Directors declared a quarterly cash dividend of $0.075 per share for an expected aggregate payment of $9.1 million which will be paid on June 11, 2012 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on May 17, 2012.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Normal Course Issuer Bid

In December 2011, the Company announced the renewal of a normal course issuer bid to repurchase up to one million outstanding common shares of the Company on the TSX and the NYSE representing approximately 0.8% of its issued and outstanding common shares, in accordance with the requirements of the TSX (the “NCIB”). During the first six months of fiscal 2012, there were no repurchases under the NCIB. Common shares purchased under the NCIB will be cancelled.

OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2012 is contained in our second quarter earnings results press release dated May 3, 2012 under the section entitled “Sales and Earnings Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.  Please refer to the “Financial Risk Management” section of the 2011 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our unaudited condensed interim consolidated financial statements for the period ended January 1, 2012. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities and fair values of financial instruments at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve varying degrees of judgment and uncertainty, and are based on a number of factors, including historical experience, current events and industry trends, information available from outside sources, management’s business plans, and other assumptions that management believes are reasonable based on information available at the time they are made. Given the inherent uncertainty involved in making estimates, actual results reported in future periods could differ materially from these estimates.

Management believes that the following items represent significant areas that require the use of management estimates and assumptions:

•	Allowance for doubtful accounts
•	Sales promotional programs
•	Inventory valuation
•	Business combinations
•	Recoverability and impairment of non-financial assets
•	Valuation of employee benefit obligations related to defined benefit plans
•	Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
•	Valuation of income tax assets and liabilities

For a more detailed discussion on these areas requiring the use of management estimates and assumptions, readers should refer to note 3 to the unaudited condensed interim consolidated financial statements for the period ended January 1, 2012.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

Accounting Policies

For periods beginning on or after October 2, 2011, the Company has adopted IFRS as issued by the International Accounting Standards Board (IASB) for the preparation of its consolidated financial statements. The comparative figures for each quarter of the fiscal year ended October 2, 2011 have been recast to comply with IFRS. Prior to October 2, 2011, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. See note 13 of the unaudited condensed interim consolidated financial statements for details on the reconciliations of the Company’s financial statements from Canadian GAAP to IFRS. The Company applied the accounting policies described in note 3 to its unaudited condensed interim consolidated financial statements for the period ended January 1, 2012, which are the accounting policies the Company expects to adopt for its consolidated financial statements as at and for the year ending September 30, 2012. Final decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual consolidated financial statements, therefore readers are cautioned that circumstances may arise, such as changes in IFRS standards or economic conditions, which may require retrospective application of new IFRS standards or cause the Company to select different accounting policies.

New Accounting Standards Not Yet Applied

In October 2010, the IASB released IFRS 9, Financial Instruments, and in May 2011, the IASB released IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IFRS 13, Fair Value Measurement. In June 2011, the IASB amended IAS 1, Presentation of Financial Statements, and IAS 19, Employee Benefits. For a detailed description of these new accounting standards, please refer to note 3 to the unaudited condensed interim consolidated financial statements for the period ended April 1, 2012.

RELATED PARTY TRANSACTIONS

We purchase a portion of our yarn requirements from our yarn spinning joint venture, CanAm, which is a jointly-controlled entity over which the Company exercises joint control. The purchase of yarn from CanAm is in the normal course of operations and is measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties. For the three months and six months ended April 1, 2012, total purchases of yarn from CanAm were $32.7 million and $63.9 million respectively (2011 - $40.3 million and $59.6 million). As at April 1, 2012, we had no outstanding accounts payable to CanAm (October 2, 2011 - $3.3 million). The Company also has a note receivable from CanAm dated March 21, 2005, bearing annual interest of 6%, collateralized by equipment with principal and interest due in monthly installments. The balance of the note receivable as at April 1, 2012 amounted to $0.5 million (October 2, 2011 - $3.9 million). We also lease warehouse and office space from an officer of a subsidiary of the Company under operating leases. The payments made on these leases are in accordance with the terms of the lease agreements established and agreed to by the related parties, which amounted to $0.3 million and $0.5 million for the three months and six months ended April 1, 2012 (2011 – nil). There were no amounts owing as at April 1, 2012 and October 2, 2011.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 2, 2011 was included in the 2011 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

October 2, 2011. There have been no material changes in internal control over financial reporting since October 2, 2011.

RISKS AND UNCERTAINTIES

In our 2011 Annual MD&A under the sections “Financial Risk Management” and “Risks and Uncertainties”, as subsequently updated in our Q1 2012 MD&A, and under the section “Critical Accounting Estimates and Judgments” in this MD&A, we provide a detailed review of risks that could affect our financial condition, results of operations or business, cash flows or the trading price of our common stock, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our 2011 Annual MD&A, as subsequently updated in our Q1 2012 MD&A, include risks associated with:

•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers
•	Climate, political, social and economic risks in the countries in which we operate or from which we source production
•	We rely on certain international trade agreements and preference programs and are subject to evolving trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Adverse changes in third party licensing arrangements and licensed brands
•	Our ability to protect our intellectual property rights
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Changes to and failure to comply with consumer product safety laws

Update to the Description of Risks and Uncertainties

There are no significant updates to the description of risks and uncertainties contained in the section entitled, “Risks and Uncertainties” of our 2011 Annual MD&A, as subsequently updated in our Q1 2012 MD&A.

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not

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MANAGEMENT’S DISCUSSION AND ANALYSIS

have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and acquisition-related costs, net of related income tax recoveries, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net earnings (loss)	26.9	61.7	(19.2)	97.6
Adjustments for:
Restructuring and acquisition-related costs	1.6	3.7	1.9	4.4
Income tax recovery on restructuring and
acquisition-related costs	(0.7)	(0.8)	(0.7)	(0.8)
Adjusted net earnings (loss)	27.8	64.6	(18.0)	101.2
Basic EPS	0.22	0.51	(0.16)	0.80
Diluted EPS	0.22	0.50	(0.16)	0.80
Adjusted diluted EPS	0.23	0.53	(0.15)	0.83
Certain minor rounding variances exist between the financial statements and this summary.

EBITDA

EBITDA is calculated as earnings before financial expenses/income, taxes, and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs as well as the equity earnings in investment in joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net earnings (loss)	26.9	61.7	(19.2)	97.6
Restructuring and acquisition-related costs	1.6	3.7	1.9	4.4
Depreciation and amortization	22.4	17.8	44.5	35.2
Variation of depreciation included in inventories	(1.8)	(0.1)	(5.8)	(2.2)
Financial expenses, net	2.9	0.7	4.9	3.3
Income tax expense (recovery)	0.5	(5.2)	0.1	(4.3)
Equity (earnings) loss in investment in joint venture	0.2	0.7	-	0.6
EBITDA	52.7	79.3	26.4	134.6
Certain minor rounding variances exist between the financial statements and this summary.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our

QUARTERLY REPORT - Q2 2012 P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

business, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Cash flows from (used in) operating activities	3.0	(7.1)	(109.4)	10.9
Cash flows used in investing activities	(23.4)	(24.8)	(46.9)	(64.0)
Free cash flow	(20.4)	(31.9)	(156.3)	(53.1)
Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Net Indebtedness

Total indebtedness is comprised of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Q2 2012	Q4 2011
Long-term debt and total indebtedness	333.0	209.0
Cash and cash equivalents	(31.5)	(82.0)
Net indebtedness	301.5	127.0
Certain minor rounding variances exist between the financial statements and this summary.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including completing and successfully integrating the Anvil acquisition. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial Risk Management” and “Risks and Uncertainties” sections of the 2011 Annual MD&A as subsequently updated in the Q1 2012 MD&A, and the risks described under the “Critical Accounting Estimates and Judgments” section of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;

QUARTERLY REPORT - Q2 2012 P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•	disruption to manufacturing and distribution activities due to labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

May 2, 2012

QUARTERLY REPORT - Q2 2012 P.22

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	April 1, 2012	October 2, 2011

Current assets:
Cash and cash equivalents	$31,509	$82,025
Trade accounts receivable	239,290	191,594
Income taxes receivable	1,810	515
Inventories (note 4)	573,270	568,311
Prepaid expenses and deposits	8,436	10,827
Assets held for sale	13,105	13,142
Other current assets	8,932	9,228
Total current assets	876,352	875,642

Non-current assets:
Property, plant and equipment	555,122	550,324
Investment in joint venture	11,526	13,038
Intangible assets	257,619	261,653
Goodwill	141,933	141,933
Other assets	11,943	15,909
Total non-current assets	978,143	982,857

Total assets	$1,854,495	$1,858,499

Current liabilities:
Accounts payable and accrued liabilities	$206,808	$297,960
Total current liabilities	206,808	297,960

Non-current liabilities:
Long-term debt (note 10)	333,000	209,000
Deferred income taxes	10,920	11,977
Employee benefit obligations	20,351	20,246
Provisions	8,390	8,226
Total non-current liabilities	372,661	249,449

Total liabilities	579,469	547,409

Equity:
Share capital	105,096	100,436
Contributed surplus	14,823	16,526
Retained earnings	1,157,093	1,194,804
Accumulated other comprehensive income (loss)	(1,986)	(676)
Total equity attributable to shareholders of the Company	1,275,026	1,311,090

Total liabilities and equity	$1,854,495	$1,858,499

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.23

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011
		(Note 13)		(Note 13)

Net sales	$482,565	$383,203	$786,362	$714,420
Cost of sales	396,472	274,421	693,920	524,090

Gross profit	86,093	108,782	92,442	190,330

Selling, general and administrative expenses	53,939	47,253	104,773	88,793
Restructuring and acquisition-related costs
(note 8)	1,614	3,666	1,868	4,374

Operating income (loss)	30,540	57,863	(14,199)	97,163

Financial expenses, net (note 9(b))	2,937	663	4,933	3,306
Equity (earnings) loss in investment in
joint venture	223	677	3	585

Earnings (loss) before income taxes	27,380	56,523	(19,135)	93,272

Income tax expense (recovery)	510	(5,186)	59	(4,331)

Net earnings (loss)	26,870	61,709	(19,194)	97,603

Other comprehensive income (loss), net of
related income taxes:
Cash flow hedges (note 6)	(1,929)	(1,640)	(1,310)	(7)

Comprehensive income (loss)	$24,941	$60,069	$(20,504)	$97,596

Earnings (loss) per share:
Basic EPS (note 5)	$0.22	$0.51	$(0.16)	$0.80
Diluted EPS (note 5)	$0.22	$0.50	$(0.16)	$0.80

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended April 1, 2012 and April 3, 2011
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, October 2, 2011	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation related to
stock options and Treasury restricted
share units	-	-	2,430	-	-	2,430
Shares issued under employee share
purchase plan	12	279	-	-	-	279
Shares issued pursuant to exercise of
stock options	19	138	(13)	-	-	125
Shares issued pursuant to vesting of
restricted share units	159	4,243	(4,243)	-	-	-
Dividends declared	-	-	123	-	(18,517)	(18,394)
Transactions with shareholders of the
Company recognized directly in equity	190	4,660	(1,703)	-	(18,517)	(15,560)

Cash flow hedges	-	-	-	(1,310)	-	(1,310)
Net loss	-	-	-	-	(19,194)	(19,194)
Total comprehensive income (loss) for
the period	-	-	-	(1,310)	(19,194)	(20,504)

Balance, April 1, 2012	121,521	$105,096	$14,823	$(1,986)	$1,157,093	$1,275,026

Balance, October 4, 2010	121,352	$97,036	$10,091	$(1,710)	$1,002,487	$1,107,904

Share-based compensation related to
stock options and Treasury restricted
share units	-	-	2,329	-	-	2,329
Shares issued under employee share
purchase plan	12	310	-	-	-	310
Shares issued pursuant to exercise of
stock options	159	1,422	(64)	-	-	1,358
Dividends declared	-	-	55	-	(9,249)	(9,194)
Transactions with shareholders of the
Company recognized directly in equity	171	1,732	2,320	-	(9,249)	(5,197)

Cash flow hedges	-	-	-	(7)	-	(7)
Net earnings	-	-	-	-	97,603	97,603
Total comprehensive income (loss) for
the period	-	-	-	(7)	97,603	97,596

Balance, April 3, 2011 (note 13)	121,523	$98,768	$12,411	$(1,717)	$1,090,841	$1,200,303

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011
		(Note 13)		(Note 13)
Cash flows from (used in) operating activities:
Net earnings (loss)	$26,870	$61,709	$(19,194)	$97,603
Adjustments to reconcile net earnings (loss) to cash
flows from (used in) operating activities (note 7 (a))	23,556	22,428	43,986	38,890
	50,426	84,137	24,792	136,493
Changes in non-cash working capital balances:
Trade accounts receivable	(95,657)	(52,948)	(46,581)	(45,872)
Inventories	39,499	(74,558)	811	(102,576)
Prepaid expenses and deposits	110	503	2,391	896
Other current assets	(1,141)	(273)	(1,307)	(911)
Accounts payable and accrued liabilities	10,597	37,536	(88,219)	25,673
Income taxes	(860)	(1,463)	(1,274)	(2,853)
Net cash flows from (used in) operating activities	2,974	(7,066)	(109,387)	10,850

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term
credit facility	28,000	-	124,000	-
Dividends paid	(18,394)	(9,194)	(18,394)	(9,194)
Repayment of other long-term debt	-	(17,002)	-	(17,233)
Proceeds from the issuance of shares	121	371	404	1,668
Net cash flows from (used in) financing activities	9,727	(25,825)	106,010	(24,759)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(20,088)	(36,973)	(44,255)	(75,963)
Purchase of intangible assets	(3,697)	(1,332)	(4,368)	(1,767)
Proceeds on disposal of corporate asset	-	13,226	-	13,226
Proceeds on disposal of assets held for sale	244	294	254	461
Dividend received from investment in joint venture	108	-	1,509	-
Net cash flows from (used in) investing activities	(23,433)	(24,785)	(46,860)	(64,043)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	500	132	(279)	387
Net decrease in cash and cash equivalents during the period	(10,232)	(57,544)	(50,516)	(77,565)
Cash and cash equivalents, beginning of period	41,741	230,822	82,025	250,843
Cash and cash equivalents, end of period	$31,509	$173,278	$31,509	$173,278

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$2,095	$354	$3,774	$835
Income taxes	1,664	2,454	2,419	4,927

Supplemental disclosure of cash flow information (note 7)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended April 1, 2012
Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. The condensed interim consolidated financial statements are for the Company’s second quarter of fiscal 2012 as at and for the three and six months ended April 1, 2012 and comprise the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34“) and IFRS 1, First-time Adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements, as those disclosed in note 3 of its unaudited condensed interim consolidated financial statements for the quarter ended January 1, 2012.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2011 annual consolidated financial statements and the Company’s condensed interim consolidated financial statements for the quarter ended January 1, 2012, with consideration given to the IFRS transition disclosures included in note 13 to these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 2, 2012.

(b)	Basis of measurement:
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following items in the condensed interim consolidated statement of financial position:
•	Derivative financial instruments which are measured at fair value;
•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;
•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligation;
•	Provision for decommissioning and site restoration costs which is measured at the present value of the expenditures expected to be required to settle the obligation; and
•	Contingent consideration in connection with a business combination which is measured at fair value.

The functional and presentation currency of the Company is the U.S. dollar.

(c)	Seasonality of the business:
The Company’s revenues and net earnings are subject to seasonal variations. Historically, net sales have been lowest in the first quarter and highest in the third quarter of the Company’s fiscal year.

QUARTERLY REPORT - Q2 2012 P.27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, are not yet effective for the year ending September 30, 2012, and have not been applied in preparing these condensed interim consolidated financial statements. These include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part only covers classification and measurement of financial assets and financial liabilities, with impairment of financial assets and hedge accounting being addressed in the other two parts.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. IFRS 9 will be effective for the Company’s fiscal year beginning on October 5, 2015, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Joint Arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Disclosure of Interests in Other Entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Financial statement presentation
In June 2011, the IASB amended IAS 1, Presentation of Financial Statements. The principal change resulting from the amendments to IAS 1 is a requirement to group together items within other comprehensive income that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in other comprehensive income and net income should be presented as either a single statement or two consecutive statements. The amendment to IAS 1 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The adoption of the amended standard will have no impact on the consolidated financial statements of the Company.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendment to IAS 19 will be effective for the Company’s fiscal years beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

4. INVENTORIES:

Inventories are comprised of the following:

	April 1, 2012	October 2, 2011

Raw materials and spare parts inventories	$53,142	$66,914
Work in process	24,864	31,710
Finished goods	495,264	469,687
	$573,270	$568,311

QUARTERLY REPORT - Q2 2012 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Basic earnings (loss) per share:
Basic weighted average number of common shares
outstanding	121,518	121,515	121,476	121,454
Basic EPS	$0.22	$0.51	$(0.16)	$0.80

Diluted earnings (loss) per share:
Basic weighted average number of common shares
outstanding	121,518	121,515	121,476	121,454
Plus dilutive impact of stock options and Treasury RSUs	467	758	-	764
Diluted weighted average number of common shares
outstanding	121,985	122,273	121,476	122,218
Diluted EPS	$0.22	$0.50	$(0.16)	$0.80

Excluded from the above calculation for the three months ended April 1, 2012 are 1,027,602 (2011 – 157,921) stock options and 65,000 (2011 – nil) treasury restricted share units (“Treasury RSUs”) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended April 1, 2012 are 1,129,472 (2011 – 158,671) stock options and 686,423 (2011 – nil) Treasury RSUs which were deemed to be anti-dilutive.

6. OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive income (loss) was comprised of the following:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Net loss on derivatives designated as cash flow hedges	$(1,773)	$(3,479)	$(1,016)	$(2,489)
Income taxes	18	35	10	25

Amounts reclassified from other comprehensive income to net
earnings, and included in:
Net sales	(1,043)	1,508	(1,235)	1,578
Selling, general and administrative expenses	(177)	(249)	(206)	(511)
Financial expenses, net	1,040	563	1,125	1,415
Income taxes	6	(18)	12	(25)
	$(1,929)	$(1,640)	$(1,310)	$(7)

QUARTERLY REPORT - Q2 2012 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Depreciation and amortization (note 9)	$22,422	$17,844	$44,475	$35,178
Variation of depreciation included in inventories (note 9)	(1,846)	(54)	(5,770)	(2,163)
(Gain) loss on re-measurement of contingent
consideration in connection with a business
acquisition	652	-	(379)	-
Restructuring charges related to assets held for sale
and property, plant and equipment	(16)	636	7	636
Loss on disposal of property, plant and equipment	113	1	294	508
Loss on disposal of corporate asset	-	3,693	-	3,693
Share-based compensation costs	1,160	1,082	2,430	2,329
Deferred income taxes	(382)	(6,243)	(1,100)	(6,551)
Equity earnings in investment in joint venture	223	677	3	585
Unrealized net (gain) loss on foreign exchange and
financial derivatives not designated as cash flow
hedges	(1,433)	1,258	(359)	1,462
Adjustments to financial derivatives included in other
comprehensive income, net of amounts reclassified
to net earnings	-	(105)	-	563
Other assets	1,844	2,455	3,966	1,829
Provisions	94	-	164	-
Employee benefit obligations	725	1,184	255	821
	$23,556	$22,428	$43,986	$38,890

(b)	Non-cash transactions:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Variation in non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$(216)	$1,218	$(2,866)	$2,026
Proceeds on disposal of property, plant and
equipment in other assets	-	289	-	427
Dividends declared included in dividends payable	(9,176)	(9,113)	-	-

Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	$123	$55	$123	$55
Non-cash ascribed value credited to share capital
for shares issued pursuant to vesting of RSUs and
exercise of stock options	53	54	4,256	64

QUARTERLY REPORT - Q2 2012 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Cash and cash equivalents consist of:

	April 1, 2012	October 2, 2011

Cash balances with banks	$29,863	$80,474
Short-term investments, bearing interest at rates of primarily 1.05%	1,646	1,551
	$31,509	$82,025

8. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

(Gain) charges related to assets held for sale and
property, plant and equipment	$(16)	$636	$7	$636
Employee termination costs and other benefits	355	2,422	1,358	2,557
Other exit costs	172	608	431	1,181
Re-measurement of contingent consideration in
connection with a business acquisition (i)	652	-	(379)	-
Acquisition-related transaction costs	451	-	451	-
	$1,614	$3,666	$1,868	$4,374

(i)
The contingent consideration is comprised of Treasury RSUs which are measured using the Company’s stock price at the reporting date and the best estimate of the number of Treasury RSUs expected to vest. The balance of the contingent consideration payable as at April 1, 2012 is $3.5 million (October 2, 2011 - $3.9 million) and is included in accounts payable and accrued liabilities.

9. OTHER INFORMATION:

(a)	Depreciation and amortization:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Depreciation and amortization of property, plant and
equipment and intangible assets	$22,422	$17,844	$44,475	$35,178
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	(1,846)	(54)	(5,770)	(2,163)
Depreciation and amortization included in net earnings	$20,576	$17,790	$38,705	$33,015

Consists of:
Depreciation of property, plant and equipment	$16,457	$15,625	$30,303	$28,597
Amortization of intangible assets:
Amortization of intangible assets (excluding
software)	3,713	875	7,426	1,750
Amortization of software	406	1,290	976	2,668
Depreciation and amortization included in net earnings	$20,576	$17,790	$38,705	$33,015

QUARTERLY REPORT - Q2 2012 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER INFORMATION (continued):

(b)	Financial expenses, net

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Interest expense	$1,954	$194	$3,562	$560
Bank and other financial charges	821	412	1,619	822
Foreign exchange (gain) loss	225	(108)	370	413
Derivative (gain) loss on financial instruments not
designated for hedge accounting	(63)	165	(618)	1,511
	$2,937	$663	$4,933	$3,306

10. LONG-TERM DEBT:

During fiscal 2011, the Company increased its unsecured revolving long-term credit facility from $400 million to $800 million. The amended facility has a maturity date of June 2016. Amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points depending upon the Company’s level of debt leverage. As at April 1, 2012, $333.0 million (October 2, 2011 - $209.0 million) was drawn under the facility bearing a combined effective interest rate for the six months ended April 1, 2012 of 2.17%, including the impact of interest rate swaps. In addition, an amount of $3.9 million (October 2, 2011 - $5.8 million) has been committed against this facility to cover various letters of credit. The revolving long-term credit facility requires the Company to comply with certain covenants including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the facility provides that this limit may be exceeded in the short term under certain circumstances. EBITDA is defined under the facility as net earnings before interest, income taxes, depreciation and amortization, with adjustments for certain non-recurring items. Based on EBITDA for the trailing twelve months ended April 1, 2012, the borrowing limit under the revolving long-term credit facility as at April 1, 2012 was approximately $620 million.

Upon the closing of the acquisition of Anvil Holdings, Inc., as indicated in note 12 to these condensed interim consolidated financial statements, the trailing twelve months net debt to EBITDA ratio covenant would be increased from 3.0:1 to 3.5:1 for the balance of the Company’s 2012 fiscal year. In addition, the Company would be permitted to include the historical EBITDA of Anvil Holdings, Inc. in the calculation of EBITDA for the trailing twelve months.

QUARTERLY REPORT - Q2 2012 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SEGMENT INFORMATION:

During the first quarter of fiscal 2012, the Company began managing and reporting its business through two separate operating divisions which reflect the major customer market segments its serves, each of which is a reportable segment for financial reporting purposes. The Company previously managed and reported its operations under one reportable business segment, being high-volume, basic, frequently replenished, non-fashion apparel. The following summary describes the operations of each of the Company’s reportable segments:

Printwear: The Printwear segment, headquartered in Barbados, designs, manufactures and distributes globally undecorated activewear products primarily to wholesale distributors and decorators in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes socks, underwear and activewear products primarily to U.S. retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets. The accounting policies of the segments are the same as those described in note 3 of the Company’s condensed interim consolidated financial statements for the quarter ended January 1, 2012.

The segment disclosures below include comparative financial information for the three and six months ended April 3, 2011, which have been presented on the same reportable segment basis as fiscal 2012.

Segmented net sales and segment operating income:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Segmented net sales:
Printwear	$360,918	$323,624	$508,112	$573,564
Branded Apparel	121,647	59,579	278,250	140,856
Total net sales	$482,565	$383,203	$786,362	$714,420

Segment operating income (loss):
Printwear	$50,061	$89,237	$19,259	$151,996
Branded Apparel	1,120	(5,924)	3,555	(12,577)
Total segment operating income	$51,181	$83,313	$22,814	$139,419

Reconciliation to consolidated earnings (loss) before income taxes:
Total segment operating income	$51,181	$83,313	$22,814	$139,419
Amortization of intangible assets, excluding
software	(3,713)	(875)	(7,426)	(1,750)
Corporate expenses	(15,314)	(20,909)	(27,719)	(36,132)
Restructuring and acquisition-related costs	(1,614)	(3,666)	(1,868)	(4,374)
Financial expenses, net	(2,937)	(663)	(4,933)	(3,306)
Equity earnings (loss) in investment in joint venture	(223)	(677)	(3)	(585)
Earnings (loss) before income taxes	$27,380	$56,523	$(19,135)	$93,272

QUARTERLY REPORT - Q2 2012 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUBSEQUENT EVENT:

On May 2, 2012, the Company entered into a definitive agreement to acquire 100% of the common shares of Anvil Holdings, Inc. (Anvil) for a total purchase price of approximately $88 million. The Company will not assume any of Anvil’s outstanding debt. The acquisition will be financed by the utilization of the Company’s revolving long-term bank credit facility. Anvil is a supplier of high-quality basic T-shirts and sport shirts for the printwear market. The acquisition is subject to customary closing conditions and is expected to close by the end of May 2012.

The Company will account for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of Anvil will be consolidated with those of the Company from the date of acquisition. The Company has not yet completed the allocation of the purchase price to the identifiable net assets acquired.

13. FIRST TIME ADOPTION OF IFRS:

Prior to October 2, 2011, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. For periods beginning after October 2, 2011, the Company has adopted IFRS for the preparation of its consolidated financial statements. This note provides a reconciliation, with explanatory notes, of the adjustments made by the Company in recasting the following financial information previously prepared in accordance with Canadian GAAP:

•	Condensed interim consolidated statement of financial position as at April 3, 2011; and

•	Condensed interim consolidated statements of earnings and comprehensive income for the three months and six months ended April 3, 2011.

The financial information provided in this note is to allow investors and others to obtain a better understanding of the effects of the changeover to IFRS on the Company’s financial position and financial performance. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions, and may require retrospective application of new IFRS standards or cause the Company to select different accounting policies. Final decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of financial position and equity at April 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note
Current assets:
Cash and cash equivalents	$173,760	$(482)	$-		$173,278
Trade accounts receivable	193,042	-	-		193,042
Inventories	439,219	(4,962)	-		434,257
Prepaid expenses and deposits	8,066	(114)	-		7,952
Assets held for sale	-	-	14,867	3	14,867
Other current assets	9,120	(635)	-		8,485
Total current assets	823,207	(6,193)	14,867		831,881

Property, plant and equipment	515,387	(16,326)	4,668	5	500,878
			(2,851)	6

Investment in joint venture	-	11,948	-		11,948
Assets held for sale	14,867	-	(14,867)	3	-
Intangible assets	58,822	-	5,338	7	64,160
Goodwill	16,012	-	(5,815)	9	10,197
Deferred income taxes	3,861	-	1,806	8	1,732
			(1,922)	7
			343	6
			(2,356)	4

Other assets	9,543	4,370	(1,029)	8	12,884

Total assets	$1,441,699	$(6,201)	$(1,818)		$1,433,680

Current liabilities:
Accounts payable and accrued liabilities	$220,168	$3,069	$(13,000)	10	$210,237

Income taxes payable	2,189	-	-		2,189
Total current liabilities	222,357	3,069	(13,000)		212,426

Deferred income taxes	2,356	-	(2,356)	4	-
Employee benefit obligations	-	-	13,000	10	13,000
Provisions	-	-	7,951	5	7,951
Non-controlling interest in consolidated joint venture	10,473	(10,473)	-		-
Total liabilities	235,186	(7,404)	5,595		233,377

Equity
Share capital	98,768	-	-		98,768
Contributed surplus	12,411	-	-		12,411
Retained earnings	1,070,803	993	(7,518)		1,090,841
		210	105
			26,248	11

Accumulated other comprehensive income	24,531	-	(26,248)	11	(1,717)
Total equity attributable to
shareholders of the Company	1,206,513	1,203	(7,413)		1,200,303

Total liabilities and equity	$1,441,699	$(6,201)	$(1,818)		$1,433,680

QUARTERLY REPORT - Q2 2012 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the three months ended April 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note

Net sales	$383,229	$(26)	$-		$383,203
Cost of sales	275,641	(1,488)	70	5	274,421
			198	6

Gross profit	107,588	1,462	(268)		108,782

Selling, general and administrative expenses	47,715	-	76	7	47,253
			(599)	2
			61	6

Restructuring and acquisition-related costs	3,666	-	-		3,666

Operating income	56,207	1,462	194		57,863

Financial expenses, net	438	3	222	2	663
Non-controlling interest in consolidated
joint venture	(677)	677	-		-
Equity (earnings) loss in investment in joint venture	-	677	-		677

Earnings before income taxes	56,446	105	(28)		56,523

Income tax expense (recovery)	(4,972)	-	(173)	8	(5,186)
			(14)	6
			(27)	7

Net earnings	61,418	105	186		61,709

Other comprehensive loss, net of related
income taxes	(1,640)	-	-		(1,640)

Comprehensive income	$59,778	$105	$186		$60,069

Earnings per share:
Basic EPS	$0.51				$0.51
Basic weighted average number of shares
outstanding	121,515				121,515

Diluted EPS	$0.50				$0.50
Diluted weighted average number of shares
outstanding	122,273				122,273

QUARTERLY REPORT - Q2 2012 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the six months ended April 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note

Net sales	$714,509	$(89)	$-		$714,420
Cost of sales	525,032	(1,474)	140	5	524,090
			392	6

Gross profit	189,477	1,385	(532)		190,330

Selling, general and administrative expenses	89,356	-	152	7	88,793
			(820)	2
			105	6

Restructuring and acquisition-related costs	4,374	-	-		4,374

Operating income	95,747	1,385	31		97,163

Financial expenses, net	2,853	5	448	2	3,306
Non-controlling interest in consolidated
joint venture	(585)	585	-		-
Equity (earnings) loss in investment in joint venture	-	585	-		585

Earnings before income taxes	93,479	210	(417)		93,272

Income tax expense (recovery)	(3,809)	-	(440)	8	(4,331)
			(28)	6
			(54)	7

Net earnings	97,288	210	105		97,603

Other comprehensive loss, net of related
income taxes	(7)	-	-		(7)

Comprehensive income	$97,281	$210	$105		$97,596

Earnings per share:
Basic EPS	$0.80				$0.80
Basic weighted average number of shares
outstanding	121,454				121,454

Diluted EPS	$0.80				$0.80
Diluted weighted average number of shares
outstanding	122,218				122,218

QUARTERLY REPORT - Q2 2012 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS:

1) Investment in joint venture

Under Canadian GAAP, the Company consolidated the accounts of its yarn-spinning joint venture CanAm Yarns LLC (“CanAm”). Under IFRS, CanAm is considered a jointly controlled entity over which the Company has joint control. Consequently, the Company no longer consolidates CanAm and accounts for the investment using the equity method as at October 4, 2010, which is the opening IFRS balance sheet date.

Impact on consolidated statement of financial position: Under IFRS, the Company’s net investment in CanAm is presented as a long-term asset on one line in the consolidated statement of financial position, for an amount equal to the Company’s initial investment and its cumulative share of undistributed earnings.

April 3, 2011

Increase in investment in joint venture	$11,948
Decrease in assets (excluding investment in joint venture)	(18,149)
Decrease in total liabilities and equity	(6,201)

Impact on consolidated statements of earnings and comprehensive income: Consolidated net earnings and comprehensive income are not significantly affected by this change. Non-material adjustments to certain components of net earnings have been made, as the Company’s share of CanAm’s net earnings are presented in a separate caption in the statement of earnings appearing below the gross profit subtotal, as opposed to presenting the Company’s share of the results of CanAm on each line of the statement of earnings and comprehensive income.

2) Corporate aircraft lease

A previous lease of a corporate aircraft, which was accounted for as an operating lease under Canadian GAAP, met the criteria for a finance lease under IFRS at the transition date primarily due to the fact that the Company had given notice to the lessor in fiscal 2010 to exercise an early purchase option. Accordingly, this lease was recognized as a finance lease on the opening IFRS consolidated statement of financial position as at October 4, 2010.

Impact on consolidated statement of financial position: The impact of reclassifying the corporate aircraft lease, previously classified as an operating lease, resulted in an increase in property, plant and equipment, an increase in current liabilities, and a decrease to prepaid expenses and deposits on the opening IFRS consolidated statement of financial position as at October 4, 2010. There was no impact on the consolidated statement of financial position for the reclassification of the corporate aircraft lease as at April 3, 2011, as the Company purchased the corporate aircraft during the second quarter of fiscal 2011 and immediately sold it to an external, unrelated party.

Impact on consolidated statements of earnings and comprehensive income: The impact of the difference in lease classification was a decrease in selling, general and administrative expenses (SG&A) due to the reversal of rent expense, partially offset by the depreciation incurred on the asset that was reclassified as a finance lease. Conversely, financial expenses increased due to the interest accretion on the debt related to the finance lease.

	Three months ended	Six months ended
	April 3, 2011	April 3, 2011

Decrease in SG&A	$(599)	$(820)
Increase in financial expenses	222	448
Increase in comprehensive income	377	372

During the second quarter of fiscal 2011, the Company entered into a new lease for a corporate aircraft which was being accounted for as an operating lease under Canadian GAAP and which is also being accounted for as an operating lease under IFRS.

QUARTERLY REPORT - Q2 2012 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

3) Assets held for sale

Under Canadian GAAP, assets held for sale were classified as non-current assets. Under IFRS, assets held for sale are classified as current assets.

Impact on consolidated statement of financial position: This difference has resulted in an adjustment of $14.9 million as at April 3, 2011 to reclassify assets held for sale from non-current to current assets.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

4) Classification of deferred income taxes

Under IFRS, deferred income tax assets and deferred income tax liabilities are offset if the taxable entity has a legally enforceable right to offset current income tax liabilities and current income tax assets, and the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Impact on consolidated statement of financial position: The Company recorded an adjustment to offset deferred income tax liabilities of $2.4 million against deferred income tax assets as at April 3, 2011.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

5) Decommissioning and site restoration costs

Under Canadian GAAP, asset retirement obligations, which are referred to as liabilities for decommissioning and site restoration costs under IFRS, were not required to be recognized when the timing and/or method of settlement was conditional on a future event, the entity had several options to settle the obligation, and the obligation had an indeterminate settlement date. Under IFRS, when the method and timing of the future settlement of an existing obligation are uncertain, an entity should determine a range of possible outcomes and methods of settlement and make an estimate of the future obligation. Under Canadian GAAP, the Company did not recognize any liability and corresponding asset for the estimated future costs of decommissioning and site restoration for certain assets located at its textile and sock facilities since the criteria for recognition had not been met. However, it was determined that an obligation exists under IFRS. The Company has elected to use an optional exemption that allows the use of a simplified approach to calculate the IFRS adjustment for the depreciated cost of the property, plant and equipment at the transition date relating to the decommissioning and site restoration liability, as opposed to recalculating the asset value since its inception date as would otherwise be required under IFRS.

Impact on consolidated statement of financial position: The estimate of the present value of future decommissioning and site restoration costs for certain assets at the Company’s manufacturing locations resulted in the recognition of a site restoration liability classified as a non-current liability, an increase to property, plant and equipment, and a reduction to equity to reflect the accumulated depreciation for the property, plant and equipment since inception.

April 3, 2011

Increase in property, plant and equipment	$4,668
Increase in provisions	7,951
Decrease in equity	(3,283)

QUARTERLY REPORT - Q2 2012 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

5) Decommissioning and site restoration costs (continued)

Impact on consolidated statements of earnings and comprehensive income: The increase in property, plant and equipment has resulted in an increase in depreciation expense, which is reported in cost of sales.

	Three months ended	Six months ended
	April 3, 2011	April 3, 2011

Increase in cost of sales	$70	$140
Decrease in comprehensive income	(70)	(140)

6) Components of property, plant and equipment

Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts was allocated to the component parts only when practicable and when estimates could have been made of the lives of the separate components. Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately, each with its own useful life, resulting in depreciation expense which may differ from depreciation expense under Canadian GAAP.

Impact on consolidated statement of financial position: The impact of the identification of significant components of certain buildings resulted in a reduction to property, plant and equipment, primarily due to lower useful lives assigned to certain components.

April 3, 2011

Decrease in property, plant and equipment	$(2,851)
Increase in deferred income tax assets	343
Decrease in equity	(2,508)

Impact on consolidated statements of earnings and comprehensive income: The impact of the lower useful lives of the components of certain buildings resulted in an increase in depreciation expense resulting in an increase in cost of sales and SG&A expenses.

	Three months ended	Six months ended
	April 3, 2011	April 3, 2011

Increase in cost of sales	$198	$392
Increase in SG&A	61	105
Income taxes	(14)	(28)
Decrease in comprehensive income	(245)	(469)

7) Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period

Under Canadian GAAP, additional deferred income tax assets of an acquired company that were not initially recognized within the measurement period, but were recognized subsequent to the measurement period were recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment was recognized in net earnings. Under IFRS, additional deferred tax assets of an acquired company that are recognized after the measurement period do not result in a reduction of intangible assets, and are instead recognized in net earnings. Under Canadian GAAP, the Company had recorded the recognition of a deferred income tax asset subsequent to the measurement period, in connection with a business combination which occurred prior to the IFRS transition date, as a reduction of intangible assets.

QUARTERLY REPORT - Q2 2012 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

7) Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period (continued)

Impact on consolidated statement of financial position: This difference has resulted in an increase to intangible assets, to reverse the reduction of intangible assets described above.

April 3, 2011

Increase in intangible assets	$5,338
Decrease in deferred income tax assets	(1,922)
Increase in equity	3,416

Impact on consolidated statements of earnings and comprehensive income: The increase in intangible assets has resulted in an increase in amortization expense, which is reported in SG&A.

	Three months ended	Six months ended
	April 3, 2011	April 3, 2011

Increase in SG&A	$76	$152
Income taxes	(27)	(54)
Decrease in comprehensive income	(49)	(98)

8) Income taxes - Assets transferred between entities within the consolidated group

Under Canadian GAAP, deferred income tax assets and liabilities were not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity was recorded on the statement of financial position as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), measured at the buying entity’s tax rate.

Impact on consolidated statement of financial position: This difference has resulted in the reversal of a non-tax asset which was included in other assets, and the recognition of deferred income tax assets. The adjustment to increase deferred income tax assets reflects the tax effect of temporary differences for certain inventories which have been transferred between entities within the consolidated group, using the buying entity’s tax rate.

April 3, 2011

Decrease in other assets	$(1,029)
Increase in deferred income tax assets	1,806
Increase in equity	777

Impact on consolidated statements of earnings and comprehensive income: This difference has resulted in a decrease in income taxes with a corresponding increase in net earnings and comprehensive income.

	Three months ended	Six months ended
	April 3, 2011	April 3, 2011

Income taxes	$(173)	$(440)
Increase in comprehensive income	173	440

QUARTERLY REPORT - Q2 2012 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

9) Business combinations - Contingent consideration

Under Canadian GAAP, contingent consideration was recognized at the date of acquisition of a business when the amount could have been reasonably estimated and the outcome was determinable beyond reasonable doubt. Otherwise, contingent consideration was recognized when resolved as an additional cost of the purchase (which usually resulted in such costs being added to goodwill). Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability, and the impact of changes in the subsequent re-measurement of contingent consideration is generally recorded in net earnings.

Impact on consolidated statement of financial position: At October 4, 2010, an adjustment was recorded to recognize a liability of $5.8 million at the transition date with a corresponding decrease to retained earnings, with respect to contingent consideration which was part of a business combination that occurred prior to the IFRS transition date and which was recognized under Canadian GAAP after the transition date. This adjustment was charged to retained earnings under IFRS rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill in this case. During the second quarter of fiscal 2011, the contingent consideration was resolved for an amount of $5.8 million which was recorded as an increase to goodwill under Canadian GAAP. As a result, an adjustment was required to reduce goodwill by $5.8 million as at April 3, 2011 since IFRS does not permit adjustments to goodwill in this case.

April 3, 2011

Decrease in goodwill	$(5,815)
Decrease in equity	(5,815)

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

10) Classification of statutory severance and other post-employment benefit obligations

Impact on consolidated statement of financial position: An adjustment has been recorded to reclassify statutory severance and other post-employment benefit obligations of $13.0 million as at April 3, 2011 from accounts payable and accrued liabilities to non-current employee benefit obligations.

Impact on consolidated statements of earnings and comprehensive income:  There is no impact on net earnings and comprehensive income.

11) Foreign exchange cumulative translation differences

Impact on consolidated statement of financial position: The Company has elected to use an exemption which permits the balance of any cumulative translation adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the Company eliminated its CTA balance of $26.2 million as at October 4, 2010 which was included in accumulated other comprehensive income through an adjustment to retained earnings.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

QUARTERLY REPORT - Q2 2012 P.43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

12) Statements of cash flows

The transition from Canadian GAAP to IFRS has not had a significant impact on the consolidated statements of cash flows except for the following:

	Three months ended			Six months ended
	April 3, 2011			April 3, 2011
	Canadian			Canadian
	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS

Cash flows from operating activities	$(4,658)	$(2,408)	$(7,066)	$10,157	$693	$10,850
Cash flows from financing activities	(8,823)	(17,002)	(25,825)	(7,526)	(17,233)	(24,759)
Cash flows used in investing activities	(47,816)	23,031	(24,785)	(87,700)	23,657	(64,043)
Effect of exchange rate changes on
cash and cash equivalents
denominated in foreign currencies	132	-	132	387	-	387
Net decrease in cash and cash
equivalents during the period	(61,165)	3,621	(57,544)	(84,682)	7,117	(77,565)
Cash and cash equivalents,
beginning of period	234,925	(4,103)	230,822	258,442	(7,599)	250,843
Cash and cash equivalents,
end of period	$173,760	$(482)	$173,278	$173,760	$(482)	$173,278

The decrease in cash flows from financing activities for the six months ended April 3, 2011 from Canadian GAAP to IFRS of $17.2 million is primarily due to the impact of the reclassification of the corporate aircraft lease as described in note 2) to the reconciliations from Canadian GAAP to IFRS. Under Canadian GAAP the corporate aircraft lease was accounted for as an operating lease. As a result, the purchase and immediate sale of the corporate aircraft during the second quarter of fiscal 2011 was recorded on a net basis within investing activities. Under IFRS, the corporate aircraft lease was accounted for as a finance lease and therefore the purchase of the corporate aircraft was recorded as a repayment of other long-term debt within financing activities, and the sale of the corporate aircraft was recorded as proceeds on disposal of corporate asset within investing activities.

The decrease in cash flows used in investing activities for the six months ended April 3, 2011 from Canadian GAAP to IFRS of $23.7 million is primarily due to: (i) the impact of the reclassification of the corporate aircraft lease as a finance lease as mentioned above; and (ii) the impact of the settlement in the second quarter of fiscal 2011 of the contingent consideration of $5.8 million in connection with a business combination as described in note 9) to the reconciliations from Canadian GAAP to IFRS, which was included in cash flows from operating activities under IFRS, and therefore excluded from investing activities under IFRS.

QUARTERLY REPORT - Q2 2012 P.44